PLIANT CORPORATON

May 17, 2006

Via Edgar and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

ATTENTION:	Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:	Pliant Corporation
Form T-3, as amended by Amendment No. 1
Filed on: April 26, 2006, as amended on May 17, 2006
File No.: 22-28809

Dear Ms. Long:

Pliant Corporation (the “Company”) hereby requests that the effective date of the above-referenced application on Form T-3, as amended by Amendment No. 1 thereto (as amended, the “T-3”), be accelerated so that the T-3 be declared effective as of 10:00 a.m. Friday, May 19, 2006 or as soon thereafter as practicable. In requesting acceleration of such effective date, the Company hereby acknowledges that:

1.             should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.             the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.             the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph J. Kwederis

Joseph J. Kwederis
Senior Vice President, Finance and Chief Financial Officer

cc:	Dorine H. Miller (Securities and Exchange Commission)
Robert P. Freeman